SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                             OneTravel Holdings, Inc.
                             -----------------------
                                (Name of Issuer)

                      Common Stock, $0.04 par value per share
                      -------------------------------------
                         (Title of Class of Securities)

                                    749328100
                                 --------------
                                 (CUSIP Number)

                                 July 11, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 749328100                                                  Page 2 of 6

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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NUMBER OF      5    SOLE VOTING POWER

SHARES              N/A
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            N/A
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           N/A
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                N/A
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      N/A
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 5%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 749328100                                                  Page 3 of 6

Item 1(a).     Name of Issuer:

               OneTravel Holdings, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               6836 Morrison Boulevard, Suite 200
               Charlotte, NC 28211

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this
               Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, $0.04 par value per share (the "Common Stock")

Item 2(e).     CUSIP Number:

               749328100

Item 3.        Not applicable

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    N/A

               (b)  Percent of class:

                    Less than 5%

                                  SCHEDULE 13G

CUSIP NO. 749328100                                                  Page 4 of 6

               (c)  Number of shares to which such person has:

                    (i)   Sole power to vote or direct the vote: N/A

                    (ii)  Shared power to vote or direct the vote: N/A

                    (iii) Sole power to dispose or to direct the disposition of:
                          N/A

                    (iv) Shared power to dispose of or direct the disposition of: N/A

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

               Not applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 749328100                                                  Page 5 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 30, 2005

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark

                                  SCHEDULE 13G

CUSIP NO. 749328100

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of OneTravel Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on August 30, 2005.

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark